

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 30, 2016

Jeffrey Fry
Chief Executive Officer
ManeGain, Inc.
12400 West Highway 71, Suite 350-256
Austin, Texas 78738

> **Re: ManeGain, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed December 13, 2016**
> **File No. 024-10612**

Dear Mr. Fry:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2016 letter.

Part I – Notification

Item 4. Summary Information Regarding the Offering

1.   Tell us why you indicate that you have not used solicitation of interest communications in connection with the proposed offering. In this regard, we note your Investor Presentation material under the caption "Presentations" of the Investors section on your website. Also, ensure that the disclosure in your offering circular is consistent with the material outside of your offering circular. For example,

- We note the disclosure throughout your offering circular to maximum proceeds of $5 million from your best-efforts offering. However, you state that you are seeking $3 million in combination of first round financing under the caption "Capital Requirements/Use of Funds" of your Investor Presentation material.

- We note the disclosure on page 42 that your "activities since inception have consisted of formation activities, research and development and preparations to raise additional capital." However you refer to your "Proven product results, proven market demand, and proven business model during 18 months of market trials" under the caption "Summary" of your Investor Presentation material.

Part II – Offering Circular

Summary Information, page 4

2.   We note Section 3(e) of your subscription agreement includes the representation that the subscriber has "read, reviewed and understood the risk factors set forth in the Offering Circular." Provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act.

3.   We note that Section 5 of the subscription agreement indicates that each subscriber consents to the exclusive jurisdiction of Travis County. Disclose this provision in the risk factors section and highlight the impact to potential investors. For example, it appears this provision may limit a shareholder's ability to bring a claim against you.

4.   Expand the disclosure in this section to briefly discuss the over-subscription option, such as the maximum number of shares.

5.   Disclose, if true, that there is a minimum order size for your shares. In this regard, we note the reference to you will be selling shares at $5 per share "with a minimum order of 200 shares" under the caption "Want to Make Money Like a Billionaire" under the Investors section of your website. Also, tell us with specificity where there is such a reference in the subscription agreement.

Dilution, page 11

6.   Please update the disclosures throughout this section to be as of a date more current than June 15, 2016. Refer to Form 1-A instructions, Offering Circular, Item 4. Dilution.

7.   As a related matter, please reconcile the pro forma net tangible book value as of June 15, 2016 of ($429,025) in the second paragraph of this section with the pro forma as adjusted net tangible book value as of June 15, 2016 of $4,443,120 in the third paragraph of this section.

Plan of Distribution, page 13

8.   We note your response to prior comment 2. Describe the procedures for prospective investors who, if applicable, have submitted non-binding indications of interest to subscribe in the offering. Disclose who will review subscription agreements, who will contact prospective investors who have submitted non-binding indications of interest to give them an opportunity to purchase shares, and how they will be contacted. Also, clarify whether the prospective investors may subscribe only through the website.

HairGrower Revenues, page 17

9.   We note your response to prior comment 4. Ensure that your disclosure in this section is consistent with your disclosure elsewhere in your document and with information you have supplied outside of this document. For example:

- You refer on page 18 to yearly revenues of $255,000, $380,000 as well as $600,000 for the "above average salon." However, you disclose on page 28 that you believe "certain high-end salons can support a run-rate of gross sales between $250,000 and $350,000 per year."
- You refer on page 19 to your goal to add between fifty and sixty salons in the first year of operation and to add an additional eighty in the second year. However, you refer on page 28 to getting "into position to support 100 to 200 salons."
- You refer on page 28 to "$1 million in profits in 18 months" based on 100 to 200 stores. However you refer on page 28 to $150,000 to $275,000 in profits per year per salon.

10.   Regarding your response to the last sentence of prior comment 4, disclose whether you have independent support for your projections. Regarding your projected revenue, expand the disclosure on page 18 that you only had a short time to base your assumptions to disclose, if true, that:

- You have had limited revenues since inception and that you have not had any revenue since 2012 when you ran out of funds.
- You have had a limited number of customers. In this regard, we note that you refer to 50 customers under the caption "Your Investment Risk and Reward" under "Stocks" of the Investors section of your website.

Balance Sheets for Interim Period of December 31, 2015 to September 30, 2016 (Unaudited) and the Year Ending December 31, 2015, page 38

11.   We note the header for the balance sheet states "for interim period of December 31, 2015 to September 30, 2016." Please revise to have the header match the period presented in the balance sheet *as of* September 30, 2016.

12.   Please revise the common stock presented in the stockholders' equity section of the balance sheet to provide the issued and outstanding shares as of September 30, 2016.

Statements of Operations, page 39

13.   Please the revise the headers for the statements of operations, statements of changes in stockholders' equity, and statements of cash flows to represent the interim periods presented of January 1 through September 30, 2016 and 2015.

     You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                   Sincerely,

                                   /s/ Amanda Ravitz

                                   Amanda Ravitz
                                   Assistant Director
                                   Office of Electronics and Machinery

cc: Erik Romberg, Esq.